EXHIBIT 6

                                                           October 9, 1995

Board of Directors
Rockefeller Center Properties, Inc.
1220 Avenue of the Americas, Suite 2410
New York, NY  10020

Attention:  Dr. Peter D. Linneman
            Chairman

Gentlemen:

     As you know, our October 1, 1995 proposal to acquire all of the outstanding shares of Rockefeller Center Properties, Inc. ("RCPI") for $7.75 per share, is conditioned upon RCPI having only certain specified net liabilities at closing, including those to be assumed in connection with the Chapter 11 Plan for Rockefeller Center Properties (the "Plan").

     You have now advised us that there are an additional $14 million in net liabilities at RCPI plus additional uncertain, substantial and open-ended liabilities that are the subject of negotiations among the Chapter 11 debtors, Rockefeller Group, Inc. and RCPI in connection with the Plan. Under our proposal, this would require a downward price adjustment.

     We understand that your Board will not be meeting until Monday, October 16 to consider our proposal. Accordingly, we are hereby extending our proposal until the close of business on Monday, October 16, 1995 (subject to the terms and conditions contained therein). If we are to reach an agreement on an acceptable price based on the new information concerning potential liabilities, we need to meet with you and your principals promptly in the hope that we will be able to conclude our negotiations by the time of your Board meeting. We will be contacting you shortly to arrange for an appropriate time to meet.

                                       Sincerely,

                                   /s/ Daniel M. Neidich
                                   ----------------------------------------
                                       Daniel M. Neidich
                                       (on behalf of Goldman, Sachs & Co.,
                                       Goldman Sachs Mortgage Company and
                                       Whitehall Street Real Estate Limited
                                       Partnership V)


                                   /s/ David Augarten
                                   ----------------------------------------
                                       David Augarten
                                       (on behalf of Tishman Speyer
                                       Properties, L.P.)


                                   /s/ David Rockefeller
                                   ----------------------------------------
                                       David Rockefeller*



                             *By:  /s/ Peter W. Herman
                                   ----------------------------------------
                                       Peter W. Herman
                                       Attorney-in-Fact